EXHIBIT 1
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FOR IMMEDIATE RELEASE                                            30 January 2007


                              WPP GROUP PLC ("WPP")

                  GroupM acquires Reddion BV in The Netherlands


WPP announces that GroupM, the parent company for its media investment management activities, has acquired the entire issued share capital of Reddion BV, ("Reddion"), a leading Dutch digital media and eCRM solutions agency.

Founded in 1998, Reddion BV is based in Rotterdam and employees 22 people. Clients include Unilever, KPN, Postbank and FBTO.

Reddion's turnover for the year ended 31 December 2005 was (euro)2.2million, with gross assets at the same date of (euro)3.4million.

This investment continues WPP's strategy of developing its networks in fast growing sectors and strengthening its capabilities in digital media.

Contact:
Feona McEwan, WPP                                +44 (0)20 7408 2204
www.wpp.com
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